Exhibit 99.3

Stikeman Elliott LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, ON Canada M5L 1B9 Main: 416 869 5500 Fax: 416 947 0866 www.stikeman.com

September 16, 2019	By SEDAR

To:          Ontario Securities Commission, as Principal Regulator under the
Passport System

And to:  British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Yukon Territory)
Northwest Territories Securities Office
Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated September 16, 2019 to the Short Form Base Shelf Prospectus dated August 3, 2018 (the “Supplement”)

We refer you to the Supplement relating to the offering of Class A Subordinate Voting Shares of Shopify Inc.

We consent to being named on the inside cover page of the Supplement and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Supplement, and consent to the use of our legal opinions set out under the headings “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Supplement, which opinions are provided as of the date of the Supplement.

We have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (i) derived from our legal opinions provided in the Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours truly,

(Signed) “Stikeman Elliott LLP”